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                                                                     EXHIBIT 4.1

                                STATE OF DELAWARE
                            CERTIFICATE OF CORRECTION

Crdentia Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is Crdentia Corp.

2. That a Certificate of Designations, Preferences and Rights of Series C Preferred Stock of the corporation was filed by the Secretary of State of Delaware on August 31, 2004 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate to be corrected is as follows:

Each holder of a share of Series C Preferred Stock shall be entitled to receive a dividend of 2.5 shares of Common Stock, rather than a dividend of 1.5 shares of Common Stock, on each of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005.

4. Section 2 of the Certificate is corrected to read as follows:

"Section 2. DIVIDENDS AND DISTRIBUTIONS. Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) expressly ranking senior to, or PARI PASSU with, the Series C Preferred Stock with respect to dividends, each holder of a share of Series C Preferred Stock, in preference to the holders of shares of Common Stock, par value $0.0001 per share (the "COMMON STOCK"), of the Corporation, and of any other junior stock, shall be entitled to receive, when declared by the Board of Directors out of funds legally available for the purpose, a dividend of 2.5 shares of Common Stock (subject to adjustment as described below) on each of September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and
December 31, 2005 (each, a "DESIGNATED DIVIDEND DATE"). In the event of an automatic conversion of the Series C Preferred Stock pursuant to Section 4(b) below prior to the next scheduled Designated Dividend Date, if any, the Company shall immediately prior to such automatic conversion pay a dividend on each share of Series C Preferred Stock of 2.5 shares of Common Stock (subject to adjustment as described below). In addition, if any cash dividend is declared on shares of Common Stock, a dividend shall be paid out of legally available funds on each share of Series C Preferred Stock equal to the consideration that each such share would have received had such share been converted into Common Stock immediately prior to the record date fixed for such dividend. The dividend of
2.5 shares of Common Stock described herein shall be (i) increased or decreased in proportion to the increase or decrease in the Conversion Ratio (as defined in Section 4(a)) effected pursuant to Sections 4(d)(iii) or (iv) and (ii) adjusted for stock splits, dividends, recapitalizations and the like of the Series C Preferred Stock."

IN WITNESS WHEREOF, Crdentia Corp. has caused this certificate to be signed by its Chief Executive Officer as of October 4, 2004.



                                           By: /s/ James D. Durham
                                               --------------------------
                                               James D. Durham,
                                               Chief Executive Officer